SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                       Everest Investors 10, LLC (offeror)
                   Everest Properties II, LLC (other person)
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                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $3,678,150(1)           Amount of Filing Fee: $735.63
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 (1) Calculated as the product of the number of Original Units on which the
Offer is made and the gross cash price per Original Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: Not Applicable         Filing party: Not Applicable
     Form or registration no.:  Not Applicable      Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Checkthe appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Statement") relates to an offer by Everest Investors 10, LLC ("Everest 10" or the "Purchaser"), a California limited liability company, to purchase up to 5,650 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $651 per Original Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per unit, if any, made to unit holders by the Partnership after the date of the Offer, and less any Partnership transfer fees, which the Partnership advises Purchaser are $50 per transfer (regardless of the number of units transferred), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2002, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 12.1 and 12.2 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 1.    SUMMARY TERM SHEET.

     Reference is hereby made to the information set forth in the cover page, "Introduction" and "Summary of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Income Growth Partners, Ltd. X, a California limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 11300 Sorrento Valley Road, Suite 108, San Diego, California 92121. The telephone number of the Partnership is
(858) 457-2750.

     (b) The class of equity securities to which this Statement relates is Original Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth in "Certain Information Concerning the Partnership - Outstanding Units" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in "Summary of the Offer" and "Certain Information Concerning the Partnership - Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

     Reference is hereby made to the information set forth in the "Certain Information Concerning the Purchaser" and Schedule I concerning the directors and executive officers ("Directors and Executive Officers") of Everest Properties II, LLC ("EPII") of the Offer to Purchase, which is incorporated herein by reference.

     During the last five years, none of the Purchaser, EPII or, to the knowledge of each of the Purchaser and EPII, any of the Directors and Executive Officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.    TERMS OF THE TRANSACTION.

     Reference is hereby made to the information set forth in the "Summary of the Offer," "Details of the Offer," "Effects of the Offer" and "Certain Federal Income Tax Matters" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) None.

     (b)  Reference is hereby made to the  information  set forth in "Summary of
the  Offer"  and  "Certain   Information   Concerning   the  Purchaser  -  Prior
Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1) - (c)(7) Reference is hereby made to the information set forth in "Summary of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Original Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b), (d) Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts" and " - General" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Reference is hereby made to the information set forth in "Certain Legal Matters - Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

     Certain selected information regarding the Partnership is set forth in Appendix A - Part II of the Offer to Purchaser and is incorporated herein by reference.

     Certain information regarding Purchaser's method of financing the Offer and the Purchaser's financial condition is set forth in "Certain Information Concerning the Purchaser - Source of Funds" and Appendix B of the Offer to Purchaser and is incorporated herein by reference. Audited financial statements of the Purchaser are not available because the Purchaser does not have them prepared in the ordinary course of business. The incorporation by reference in this Item of the above-referenced information does not constitute an admission that such information is material to a decision by a holder of the Original Units as to whether to sell, tender or hold Original Units.

ITEM 11.   ADDITIONAL INFORMATION.

     (a) None.

     (b) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 12.   EXHIBITS.

     12.1 Offer to Purchase, dated November 12, 2002.

     12.2 Agreement of Transfer and Letter of Transmittal, with Instructions.

     12.3 Summary Publication.

     12.4 Letter to Unit Holders dated November 12, 2002.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2002




                                             EVEREST INVESTORS 10, LLC
                                             By: EVEREST PROPERTIES II, LLC,
                                                 Manager

                                                 By:  /S/ DAVID I. LESSER
                                                      ------------------------
                                                      David I. Lesser
                                                      Executive Vice President



                                             EVEREST PROPERTIES II, LLC


                                             By: /S/ DAVID I. LESSER
                                                 ------------------------
                                                 David I. Lesser
                                                 Executive Vice President